    As filed with the Securities and Exchange Commission on October 7, 1998


                                                 Registration No. 333-62391
                                                 ==========================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                              AMENDMENT NO. 2 TO
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ______________________

                        CMG INFORMATION SERVICES, INC.
            (Exact name of registrant as specified in its charter)


          DELAWARE                                              04-2921333
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                         Identification Number)


              100 BRICKSTONE SQUARE, ANDOVER, MASSACHUSETTS 01810
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ______________________

                              DAVID S. WETHERELL
         President, Chairman of the Board and Chief Executive Officer
                        CMG Information Services, Inc.
                             100 Brickstone Square
                         Andover, Massachusetts  01810
                                (978) 684-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                with copies to:

                           WILLIAM WILLIAMS II, ESQ.
                              Palmer & Dodge LLP
                               One Beacon Street
                          Boston, Massachusetts 02108
                                (617) 573-0100

                            ______________________

       Approximate date of commencement of proposed sale to the public:

  From time to time after the effective date of this Registration Statement.

                            ______________________

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                 48,090 Shares

                        CMG INFORMATION SERVICES, INC.

                                 Common Stock

                            ______________________

     This Prospectus relates to the offer and sale of up to the 48,090 shares (the "Shares") of Common Stock, $0.01 par value per share ("CMG Common Stock"), of CMG Information Services, Inc. (the "Company," "Registrant" or "CMG") by existing stockholders of the Company (the "Selling Stockholders"). The Shares offered by this Prospectus were acquired by the Selling Stockholders in connection with the acquisition of Accipiter, Inc. (the "Acquired Company") by the Company through a merger (the "Merger") of the Acquired Company with a subsidiary of the Company completed on April 9, 1998. The Shares are being registered by the Company pursuant to registration rights granted in connection with the Merger. The Shares may be offered and sold by the Selling Stockholders from time to time in open-market or privately-negotiated transactions, or by a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling the Shares through brokers, and such brokers may receive compensation in the form of discounts or commissions from the Selling Stockholders, the purchasers of the Shares or both (which compensation to a particular broker might be in excess of customary commissions). See "THE SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION."

     The Company will not receive any of the proceeds from the sale of the Shares. The Company, however, has agreed to bear certain expenses in connection with the registration of the Shares. The Company also has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     CMG Common Stock is quoted on the Nasdaq National Market under the symbol CMGI. On September 30, 1998, the last reported per share sale price of CMG Common Stock was $53.25.

     These securities involve a high degree of risk. See "RISK FACTORS" beginning on Page 3.

                            ______________________


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                            ______________________


     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, IN ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ______________________

  The principal offices of the Company, a Delaware corporation, are located at 100 Brickstone Square, Andover, Massachusetts 01810, and its telephone number at such offices is (978) 684-3600.

                            ______________________

                The date of this Prospectus is October 7, 1998.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
THE COMPANY..............................................................     3
RISK FACTORS.............................................................     3
USE OF PROCEEDS..........................................................     9
THE SELLING STOCKHOLDERS.................................................     9
PLAN OF DISTRIBUTION.....................................................     9
LEGAL MATTERS............................................................    10
EXPERTS..................................................................    10
AVAILABLE INFORMATION....................................................    10
DOCUMENTS INCORPORATED BY REFERENCE......................................    10

                                  THE COMPANY

     The Company is a developer of Internet companies. In addition, CMG operates direct marketing companies and venture funds focused on the Internet. A more complete description of the business of the Company and its recent activities can be found in the documents listed in "DOCUMENTS INCORPORATED BY REFERENCE."

RECENT DEVELOPMENTS

     On September 24, 1998, CMG reported net revenues of $28.1 million for its fourth quarter ended July 31, 1998, a 38% sequential increase in quarterly revenues from the previous quarter ended April 30, 1998. CMG reported net income of $31.4 million or $1.38 basic income per share for the quarter, compared to a net loss of $11.7 million, or ($0.55) basic loss per share for the previous quarter ended April 30, 1998. Fourth quarter results included a $54.0 million pre-tax gain on the sale of 950,000 shares of the Company's stock of Lycos, Inc. and a $24.3 million gain on issuance of stock by Lycos, Inc. Third quarter results included a $26.1 million pre-tax gain on the sale of 445,000 shares of Lycos stock, a $4.1 million gain on issuance of stock by Lycos, and a one-time in-process research and development charge of $18.1 million. On a full year basis, CMG reported net income of $16.6 million or $0.79 basic income per share for the fiscal year ended July 31, 1998, compared to a net loss of $22.0 million, or ($1.17) basic loss per share for the previous year ended July 31, 1997. Fiscal year 1998 revenues increased $20.9 million, or 30% to $91.5 million from $70.6 million in fiscal year 1997.

     Beginning in the second quarter of fiscal 1998, when the Company's ownership in Lycos was reduced below 50%, CMG began accounting for its investment in Lycos under the equity method, rather than the consolidation method, and as such, CMG's consolidated revenues and operating expenses no longer include Lycos. On a comparable basis, CMG's fourth quarter fiscal 1998 revenues of $28.1 million represent an increase of 96% over prior year fourth quarter results, excluding Lycos revenues of $7.8 million included in Q4 fiscal 1997 results. Similarly, excluding fourth and third quarter one-time in-process research and development charges of $200,000 and $18.1 million, respectively, and excluding Lycos operating expenses of $8.9 million included in CMG's prior year fourth quarter results, operating expenses increased to $48.8 million in the fourth quarter of fiscal 1998, reflecting a 40% increase from the third quarter of fiscal 1998 and a 79% increase from the fourth quarter of fiscal year 1997.

     During the Company's fourth fiscal quarter, GeoCities filed its initial registration statement for its public offering, CMG completed the acquisitions of ServerCast, InSolutions and On-Demand Solutions and its investments in Open Market and Magnitude Networks, and CMG@Ventures invested in Universal Learning Technology, Visto, Mother Nature, Silknet, Reel.com, and Chemdex. In August, 1998, GeoCities successfully completed its initial public offering at a price of $17 per share. CMG@Ventures currently holds 8.8 million shares of GeoCities common stock, which it acquired at an average cost of $0.67 per share.
Recently, CMG@Ventures announced the sales of PlanetAll to Amazon.com and Reel.com to Hollywood Entertainment.

     The Company reports three operating segments: Investment and Development, Fulfillment Services, and Lists and Database Services.

     The Investment and Development segment results reflect the consolidated performance of majority-owned Internet companies, which during the fourth quarter of fiscal year 1998 include Blaxxun, Planet Direct, ADSmart, NaviSite, Servercast, InfoMation, The Password, Vicinity, and Engage/Accipiter. The Investment and Development segment reported revenues of $4,170,000 in the current quarter, compared with $2,208,000 in the previous quarter ended April 30, 1998. The operating loss was $18,149,000 in the quarter just ended versus a loss of $33,704,000 for the quarter ended April 30, 1998. Third quarter operating loss included one-time in-process research and development charges of $18.1 million, primarily from the Company's acquisition of Accipiter.

     CMG's portion of the net operating performances of Lycos, GeoCities, Parable, Silknet, Reel.com, Speech Machines, Mother Nature, and PlanetAll is reflected in equity in losses of affiliates during the fourth quarter of fiscal 1998. Equity in losses of affiliates was $3,397,000 for the current quarter, compared with $3,908,000 for the quarter ended April 30, 1998. CMG's investments in Chemdex, KOZ, Softway Systems, Critical Path, Magnitude Networks, and Tickets Live are carried at cost. CMG's investments in Open Market and RedBrick are accounted for as available-for-sale securities, at market value.

     In the Fulfillment Services segment, revenues increased 37% to $21,776,000 in the fourth quarter of fiscal 1998 from $15,937,000 in the third quarter of fiscal year 1998. This growth rate reflects the acquisition of InSolutions and SalesLink's attraction of new customers and increase in the volume of turnkey business from existing customers during the quarter ended July 31, 1998. The fulfillment segment reported an operating loss of $2,313,000 in the quarter, compared with operating profits of $1,061,000, $1,149,000 and $1,547,000 in the first, second and third quarters, respectively, of fiscal year 1998. Included in fourth quarter results is a $2,487,000 charge to cost of sales to correct prior quarters understatements of cost of sales by SalesLink's subsidiary company, PacificLink. The cost of sales understatement was caused by estimates used in determining the material content in cost of sales. The understatement was recognized as a result of the physical inventory taken in June, 1998. Such understatements arose at the subsidiary over fiscal 1998 interim periods during which a new computerized material requirements planning inventory system ("MRP") was being installed. This interim problem has been corrected by the implementation of the MRP system and adjustments to the material content cost. Had such estimates been corrected in the periods in which they occurred, fulfillment quarterly operating profits for quarters one, two, three and four of fiscal 1998 would have been $279,000, $335,000, $656,000, and $174,000, respectively. The fourth quarter sequential decline in operating performance reflects operating inefficiencies experienced during a period of high volume growth, additional costs related to PacificLink's MRP installation and physical inventory counts, and a $180,000 charge to increase allowance for doubtful accounts, partially offset by operating profits at InSolutions, which was acquired during the quarter. Additionally, fulfillment segment results for quarters one, two, three and four of fiscal 1998 include $309,000, $309,000, $309,000, and $384,000, respectively, of goodwill amortization charges related to the acquisitions of Pacific Link, (which was acquired in fiscal 1997), and InSolutions, (which was acquired during the fourth quarter of fiscal year 1998).

The Lists and Database Services segment reported sales of $2,157,000 in the quarter just ended, down $126,000 compared to $2,283,000 in the third quarter of fiscal year 1998. The segment posted an operating loss for the quarter of $439,000 versus a loss of $250,000 for the third quarter ended April 30, 1998; primarily reflecting the impact of reduced sales and increased marketing costs associated with CMG Direct's CMGexpress.net "opt-in" e-mail list service.

                                 RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. THE FOLLOWING RISK FACTORS MAY APPLY TO SOME OR ALL OF CMG'S SUBSIDIARIES OR TO THE COMPANIES IN WHICH CMG OR ITS SUBSIDIARIES HAVE MADE INVESTMENTS OR MAY IN THE FUTURE MAKE INVESTMENTS.


     This Prospectus, including the documents incorporated by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of CMG, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others, the risks and uncertainties described below. Such forward-looking statements speak only as of the date of this Prospectus. CMG expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in CMG's expectations or any change in events, conditions or circumstances on which any such statement is based.

SUBSTANTIAL OPERATING LOSSES

     CMG has recently generated significant operating losses. During the fiscal year ended July 31, 1997, the Company had a net loss of approximately
$22.0 million, with an operating loss of approximately $53.0 million. Similarly, during the nine months ended April 30, 1998, CMG generated a net loss of approximately $14.8 million, with an operating loss of approximately
$58.1 million. There can be no assurance that CMG will generate operating income or net income in the future.

FUTURE CAPITAL NEEDS

     In recent years CMG's operating losses have been partially funded by gains on sales of its interests in other companies. See "--Uncertainties Associated with Selling Assets" for a discussion of risks related to this element of CMG's business plan. In the future, CMG may need to access outside sources of financing. There can be no assurance that any such financing will be available. If such financing is available, furthermore, it may involve issuing securities senior to the Common Stock or equity financings which are dilutive to holders of the Common Stock.

DEPENDENCE ON A SINGLE CUSTOMER

     During the fiscal year ended July 31, 1997, a significant portion of CMG's revenues were derived from a limited number of customers. Cisco Systems, Inc. ("Cisco"), the most significant customer, accounted for 24% of total fiscal 1997 revenues and 47% of fiscal 1997 fulfillment services revenues. Cisco also accounted for a significant portion of fiscal 1998 revenues. While CMG continually seeks to expand its customer base, CMG expects that, for the foreseeable future, a significant portion of its revenues will depend upon a limited number of customers, including Cisco. CMG does not have agreements in place with Cisco to ensure minimum purchase commitments or exclusivity for purchases of particular products or services. CMG's operating results would be adversely impacted if Cisco or other major customers were to reduce their level of orders, change to another vendor, experience financial, operational or other difficulties or delay paying or fail to pay amounts due.

DEPENDENCE ON CONTINUED GROWTH OF THE INTERNET

     CMG's future success is highly dependent upon continued growth in the use of the Internet generally and, in particular, as a medium for advertising, marketing, services and commerce. Commercial use of the Internet is at an early stage of development, and market acceptance of the Internet as a medium for advertising, information services and commerce is subject to a high level of uncertainty. The relative effectiveness of the Internet as an advertising medium as compared to traditional advertising media, for example, has not been determined. If commercial use of the Internet fails to continue to expand, CMG's business, results of operations and financial condition would be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     CMG's performance is substantially dependent on the performance of its executive officers and other key employees, particularly David S. Wetherell, its Chairman, President and Chief Executive Officer, and Andrew J. Hajducky III, its Chief Financial Officer. CMG is dependent on its ability to attract, train, retain and motivate high quality personnel, especially its management team. The loss of the services of any of its executive officers or key employees could have a material adverse effect on its business, results of operations or financial condition. CMG's future success also depends on its continuing ability to attract, train, retain and motivate other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that CMG will be able to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future.

PRIVACY ISSUES WITH COOKIES

     CMG's Internet services use "cookies" to deliver targeted advertising and marketing initiatives, help compile demographic information about users and limit the frequency with which an ad is shown to a user. Cookies are bits of information keyed to a specific computer hard drive and passed to an Internet site server automatically without the user's knowledge or consent, but can be removed by the user at any time through the modification of the user's browser settings. Due to privacy concerns, Germany has imposed laws restricting the use of cookies, and several Internet commentators, advocates and governmental bodies have suggested that the use of cookies be restricted or eliminated. In addition, certain currently available Internet browsers readily allow a user to delete cookies or prevent cookies from being stored on the user's drive. Any reduction or limitation in the use of cookies could limit the effectiveness of CMG's ad targeting and marketing initiatives which could result in not only reduced marketplace demand for products and services offered by CMG to operators of web sites, but also in CMG experiencing lower rates for its advertisements which could have a material adverse effect on CMG's business, results of operations and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     CMG is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. However, governmental regulators may apply such regulations to Internet activities. For example, GeoCities, Inc., a company in which CMG holds an equity interest, agreed to make changes to the way it collects personal information online to settle allegations by the Federal Trade Commission that GeoCities misrepresented the purposes for which it was collecting personal identifying information from users of its service. There are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to increasing popularity and use of the Internet, however, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics and quality of products and services. For example, although it was held unconstitutional, a provision in the Telecommunications Act of 1996 prohibited the transmission over the Internet of certain types of information and content and other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. In addition, certain telecommunications carriers continue to advocate that telecommunications over the Internet should be regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services and that the exemption from payment of telecommunications access charges that Internet service providers currently enjoy be discontinued. The adoption of any additional laws or regulations may also decrease the growth of the Internet, which could in turn decrease the demand for CMG's products and services or could increase CMG's cost of doing business. See "--Privacy Issues with Cookies." Moreover, the applicability to the Internet of a range of existing laws in domestic and international jurisdictions governing issues such as commerce, taxation, property ownership, defamation and personal privacy is uncertain and will likely evolve over the course of many years. Any such new legislation or regulation or application or interpretation of existing laws, including tax laws, could have an adverse effect on CMG's business, results of operations and financial condition.

RAPID CHANGE IN TECHNOLOGY AND DISTRIBUTION  CHANNELS

     Because the use of the Internet as a commercial medium is relatively recent and continues to evolve, the market for CMG's products and services is characterized by rapidly changing technology, evolving industry standards, frequent new product and service introductions, shifting distribution channels, and changing customer demands. Accordingly, CMG's future success will depend on its ability to adapt to this rapidly evolving marketplace. There can be no assurance that CMG will be able to adequately adapt its products and services or to acquire new products and services that can compete successfully or that CMG will be able to establish and maintain effective distribution channels. Failure to maintain competitive product and service offerings and distribution channels would have an adverse affect on CMG's business, results of operations and financial condition. In addition, responding to these rapid technological changes could require substantial expenditures by CMG, and there can be no assurance that such expenditures will yield a positive investment return.

INTENSE COMPETITION

     The market for Internet products and services is highly competitive and lacks significant barriers to entry. CMG expects competition to intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with CMG's products and services. Many of CMG's current and potential competitors have greater financial, technical, operational and marketing resources. There can be no assurance that CMG will be able to compete successfully or that competitive pressures, including possible downward pressure on the prices it charges for its products and services, will not adversely affect its business, results of operations and financial condition.

RISKS INHERENT TO CMG'S ACQUISITION STRATEGY

     CMG has in the past, and intends in the future, to expand though the acquisition of businesses, technologies, products and services. Acquisitions involve a number of special problems, including difficulty integrating technologies, operations and personnel and diversion of management attention in connection with both negotiating the acquisitions and integrating the assets. There can be no assurance that CMG will be successful in addressing such problems. In addition, growth associated with numerous acquisitions places significant strain on CMG's managerial and operational resources. CMG's future operating results will depend to a significant degree on its ability to successfully manage growth and integrate acquisitions. Furthermore, many of CMG's investments are in early-stage companies, with limited operating histories and limited or no revenues; there can be no assurance that CMG will be successful in developing such companies. Additionally, acquisitions may result in the potentially dilutive issuance of equity securities, the incurrence of additional debt, the write-off of in-process research and development of software acquisition and development costs, and the amortization of goodwill and other intangible assets.

UNCERTAINTIES ASSOCIATED WITH SELLING ASSETS

     A significant element of CMG's business plan involves selling, in public or private offerings, portions of the companies it has acquired and developed. CMG's ability to engage in any such transactions, the timing of such transactions and the amount of proceeds from such transactions are dependant on market and other conditions largely beyond CMG's control. Accordingly, there can be no assurance that CMG will be able to engage in such transactions in the future or that when CMG is able to engage in such transactions they will be at favorable prices. If CMG were unable to liquidate portions of its portfolio companies at favorable prices, CMG's business, financial condition and results of operations would be adversely affected.


FLUCTUATING VALUE OF CERTAIN STOCK ASSETS

     A portion of the Company's assets includes the equity securities of both publicly traded and non-publicly traded companies. Such assets include a large number of shares of common stock of Lycos, Inc. ("Lycos") and Geocities, both publicly traded companies. Fluctuations in the market price and valuations of the Company's holdings in such other companies, which is dependent on market and other conditions that are beyond the Company's control, may result in fluctuations of the market price of the Company's Common Stock.

MANAGEMENT OF GROWTH

     CMG's growth has placed, and is expected to continue to place, a significant strain on CMG's managerial, operational and financial resources. Further, as the number of CMG's users, advertisers and other business partners grows, CMG is required to manage multiple relationships with various customers, strategic partners and other third parties. These requirements will be exacerbated in the event of further growth of CMG or in the number of its strategic relationships or sponsorship arrangements. There can be no assurance that CMG's systems, procedures or controls will be adequate to support CMG's operations or that CMG management will be able to achieve the rapid execution necessary to successfully offer its services and implement its business plan. CMG's future operating results will also depend on its ability to expand its sales and marketing organization and expand its support organization commensurate with the growth of its business and the Internet. If CMG is unable to manage growth effectively, CMG's business, results of operations and financial condition will be adversely affected.

RISKS ASSOCIATED WITH BRAND DEVELOPMENT

     The Company believes that establishing and maintaining its brand names is a crucial aspect of its effort to continue to expand and attract Internet business and that the importance of brand recognition will increase in the future due to the growing number of Internet companies. Promotion and enhancement of the Company's brand names will depend largely on the Company's ability to provide consistently high-quality products and services, which cannot be assured. If consumers do not perceive the Company's existing products and services to be of high quality, or if the Company introduces new products and services or enters into new business ventures that are not favorably received by consumers, the value of the Company's brand names could be diminished.

DEPENDENCE ON THIRD-PARTY RELATIONSHIPS

     CMG is currently, and expects to be in the future, dependent on a number of third-party relationships. These relationships include arrangements relating to the creation of traffic on CMG-affiliated web sites and resulting generation of advertising and commerce-related revenue. The termination of, or the failure of such CMG-affiliated web sites to renew on reasonable terms, such relationships could have an adverse effect on CMG's business, results of operations and financial condition.

     CMG also is generally dependent on other third-party relationships with advertisers, sponsors and partners. Most of these arrangements do not require future minimum commitments to use CMG's services, are often not exclusive and are often short-term or may be terminated at the convenience of the other party. There can be no assurance that these third parties regard their relationship with CMG as important to their own respective businesses and operations, that they will not reassess their commitment to CMG at any time in the future, or that they will not develop their own competitive services or products. Further, there can be no assurance that the services of these companies will achieve market acceptance or commercial success and therefore there can be no assurance that CMG's existing relationships will result in sustained or successful business partnerships or significant revenues for CMG.

FLUCTUATIONS IN QUARTERLY RESULTS

     CMG's operating results have fluctuated widely on a quarterly basis during the last several years, and the Company expects to experience significant fluctuations in future quarterly operating results. Such fluctuations have been, and may in the future be, caused by numerous factors, many of which are outside CMG's control, including demand for CMG's products and services, incurrence of costs associated with acquisitions, divestitures and investments, the timing of divestitures, market acceptance of new products and services, specific economic conditions in the Internet and direct marketing industries, and general economic conditions. The emerging nature of commercial use of the Internet makes predictions concerning future revenues difficult. CMG believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of future performance. Also, it is possible that in some future quarters CMG's operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of CMG's Common Stock may be adversely affected.
See "--Volatility of CMG Common Stock Price."

VOLATILITY OF CMG COMMON STOCK PRICE

     The market price of CMG's Common Stock has been, and is likely to continue to be, volatile, experiencing wide fluctuations. Such fluctuations may be triggered by differences between CMG's actual or forecast operating results and the expectations of securities analysts and investors, announcements regarding CMG or competitor products, services or technologies, developments relating to patents or proprietary rights, specific conditions in the Internet industry, general market conditions and other factors. In recent years the stock market has experienced significant price and volume fluctuations which have particularly impacted the market prices of equity securities of many companies providing Internet-related products and services. Some of these fluctuations have seemingly been unrelated or disproportionate to the operating performance of such companies. Future market movements may adversely affect the market price of CMG Common Stock.

SECURITY RISKS

     A significant barrier to electronic commerce and communications on the Internet is the secure transmission of confidential information over public telecommunications facilities. There can be no assurance that advances in computer and software functionality, new discoveries in the field of cryptography or other events or developments will not result in compromises or breaches of the security systems used by CMG or other Internet sites to protect proprietary information. If any such compromise of security were to occur it would have a material adverse effect on the use of the Internet for commerce and communications and on CMG's business, results of operations and financial conditions. A party who is able to circumvent CMG's security measures could misappropriate proprietary information or cause interruptions in CMG's operations. CMG may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. To the extent that activities of CMG, CMG customers, or sponsors of CMG's services involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose CMG to a risk of loss or litigation and possible liability. There can be no assurance that CMG's security measures will prevent security breaches.

CONCENTRATION OF OWNERSHIP

     As of July 31, 1998, David S. Wetherell, CMG's Chairman, President and Chief Executive Officer, beneficially owned approximately 20% of the outstanding CMG Common Stock. As a result, Mr. Wetherell possesses significant influence over CMG, including the election of directors. Such concentration of share ownership may have the effect of delaying or preventing a change in control of CMG, impede a merger, consolidation, takeover or other business combination involving CMG or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of CMG.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. CMG is in the process of evaluating the Year 2000 compliance of its proprietary products and services and third party equipment and software that it uses. Preliminary estimates regarding expected costs to CMG for evaluating and addressing Year 2000 issues are in the range of $3 million to $5 million, but there can be no assurance that the costs will not exceed such amounts. The Company's expectations regarding Year 2000 remediation efforts will evolve as it continues to analyze its systems. Failure by the Company to resolve Year 2000 issues with respect to its proprietary products and services could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, failure of third-party equipment or software to operate properly with regard to the year 2000 and thereafter could require CMG to incur significant unanticipated expenses to remedy any problems.

DEPENDENCE ON INTERNET INFRASTRUCTURE

     The success of commercial use of the Internet will depend in large part upon the development and maintenance of its infrastructure, including the development of complementary products, such as high speed modems. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. To the extent that the Internet continues to experience increased numbers of users, and amounts of traffic, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Internet will not be adversely affected by this continued growth. These outages and delays could adversely affect the level of Internet usage. There can be no assurance that the infrastructure or complementary products or services necessary to make the Internet a viable commercial marketplace will be developed, or, if they are developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by CMG.

RISKS ASSOCIATED WITH GLOBAL OPERATIONS

     CMG has begun, and intends to continue to, expand its operations outside of the United States, which will require significant management attention and financial resources. CMG's ability to expand its products and services internationally will be limited by the general acceptance of the Internet and intranets in other countries. In addition, to date, CMG has only limited experience in such international activities. Accordingly, CMG expects to commit substantial time and development resources to customizing its products and services for selected international markets and to developing international sales and support channels. There can be no assurance that such efforts will be successful.

     International operations are subject to a number of risks, including customizing products and services for international markets, the success of international business partners, multiple and conflicting regulations regarding communications, use of data and control of Internet access, longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences, the burden of complying with a variety of laws outside the United States, the impact of possible recessionary environments in economies outside the United States, the difficulty of enforcing intellectual property rights and political and economic instability. Furthermore, CMG expects that its export sales will be denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to other currencies could make CMG's products and services more expensive and, therefore, potentially less competitive in international markets. As CMG increases its international sales, its total revenue may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

DEPENDENCE ON PROPRIETARY RIGHTS; RISK OF INFRINGEMENT

     CMG's success depends in part on its proprietary technology and its ability to protect such technology under applicable patent, trademark, copyright and trade secret laws. Accordingly, CMG seeks to protect the intellectual property rights underlying its products and services by filing applications and registrations, as appropriate, and through its agreements with employees, suppliers, customers and partners. However, there can be no assurance that measures adopted by CMG to protect its proprietary technology will prevent infringement or misappropriation of such technology. Further, legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in the context of the Internet industry currently are not resolved. CMG licenses certain components of its products and services from third parties. The failure by CMG to maintain such licenses, or to find replacement components in a timely and cost effective manner, could have a material adverse effect on CMG's business, results of operation and financial condition. From time to time CMG has been, and expects to continue to be, subject to claims in the ordinary course of its business, including claims of alleged infringement of intellectual property rights of third parties by CMG. Any such claim could subject CMG to significant liability for damages and could result in invalidation of CMG's proprietary rights and, even if not meritorious, could be time-consuming and expensive to defend, and could result in the diversion of management time and attention, any of which could have an adverse effect on CMG's business, results of operations or financial condition.

LIABILITY FOR INFORMATION RETRIEVED FROM THE INTERNET

     Because materials may be downloaded from the Internet and subsequently distributed to others, there is a potential that claims may be made against CMG for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of such materials.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of CMG's Certificate of Incorporation and the By-laws may have the effect of discouraging a third party from making an acquisition proposal for CMG and thereby inhibit a change in control of CMG in circumstances that could give the holders of CMG Common Stock the opportunity to realize a premium over the then prevailing market price. Such provisions may also adversely affect the market price for CMG Common Stock. In addition, the classification of CMG's Board of Directors into three classes may have the effect of delaying a change in control of CMG.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares.

                           THE SELLING STOCKHOLDERS

     The Selling Stockholders are former holders of equity securities of the Acquired Company. The shares offered hereby were issued to the Selling Stockholders in connection with the merger of the Acquired Company with and into a subsidiary of the Company. The following table sets forth the name and number of shares of CMG Common Stock beneficially owned by each Selling Stockholder as of September 8, 1998, and the number of shares which may be offered pursuant to this Prospectus. Each Selling Stockholder, other than Kip Frey, Wendy Kong, Roger Edgar, Rodrigo DeGuzeman and Douglas Edwards, is an employee at a subsidiary of the Company. Kip Frey was the Executive Vice President of the Acquired Company until June 30, 1998. As of September 30, 1998, there were approximately 23,040,000 shares of CMG Common Stock outstanding.


                                 Number of Shares           Number of Shares
                                Beneficially Owned         Beneficially Owned      Shares Being
Selling Stockholder           Prior to the Offering      After the Offering(1)      Offered(2)
-------------------           ---------------------      ---------------------     ------------
Christopher Evans                  285,128                       256,616             28,512
Alex Herring                        57,862                        52,076              5,786
Kip Frey                            45,966                        41,370              4,596
Jane Foreman                        23,144                        20,830              2,314
Robert Sands                        14,532                        13,079              1,453
Sean McClellan                      14,220                        12,798              1,422
Scott Bradley                       13,178                        11,861              1,317
Richard Kong                         5,020                         4,518                502
George Browning                      4,120                          3708                412
Martin Buskirk                       1,710                         1,539                171
Tom Kressly                          1,614                         1,453                161
Keith Bolick                         1,608                         1,448                160
Maribeth Roach                       1,536                         1,383                153
Jeff Jordan                          1,292                         1,163                129
Laraine Jepson                       1,242                         1,118                124
William Burden                       1,174                         1,057                117
Kathleen Bagley                        890                           801                 89
Leo Guy Taylor                         824                           742                 82
Wendy Kong                             730                           657                 73
Rodrigo DeGuzeman                      508                           458                 50
Roger Edgar                            470                           423                 47
Douglas Edwards                        442                           398                 44
Phyllis Morris                         364                           328                 36
Chrisseas Clemon                       364                           328                 36
Susan Free                             254                           229                 25
Ruby Dyer                              254                           229                 25
Laura Major                            254                           229                 25
David Reitmeyer                        254                           229                 25
Allen Wyke                             254                           229                 25
Lauren Cambra                          254                           229                 25
Dana Wimple                            254                           229                 25
Brian Handly                           254                           229                 25
Jeff Wood                              254                           229                 25
Graham Best                            254                           229                 25
John Turner                            214                           193                 21
Marq Mellor                            116                           105                 11
John Ensell                            110                            99                 11
Doug Gamble(3)                         110                            99                 11

(1) Assumes the sale of all shares offered hereby and no other purchases or sales of the Company's Common Stock.

(2) This Registration Statement shall also cover any additional shares of Common Stock which become issuable in connection with the Shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Company's outstanding shares of Common Stock.

(3) Doug Gamble is selling in his capacity as custodian for Ben Gamble, who is of minority age.

                              PLAN OF DISTRIBUTION

     The Company has filed with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the sale of the Shares from time to time and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earlier of (a) the date on which the Selling Stockholders no longer hold any of the Shares and (b) the date on which the Shares become eligible for sale pursuant to Rule 144 (or any similar provision) under the Securities Act, at which time the offering of Shares pursuant to this Prospectus will terminate.

     The Shares offered hereby by the Selling Stockholders may be sold from time to time. Such sales may be made in the over-the-counter market, on one or more exchanges or otherwise, at prices then prevailing, at prices related to the then-current market price, at negotiated prices or at fixed prices.

     The Selling Stockholders may effect such transactions by selling the Shares through brokers, and such brokers may receive compensation in the form of commissions or discounts from the Selling Stockholders, the purchasers of the Shares or both (which compensation to a particular broker might be in excess of customary commissions). Such brokers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any commissions or discounts received by them may be deemed to constitute underwriting discounts or commissions. Upon the Company being notified by the Selling Stockholders that any material arrangement has been entered into with a broker for the sale of Shares, a prospectus supplement or amendment will be filed, if required, disclosing facts material to the transaction.

     The Selling Stockholders have agreed to suspend sales, for up to 30 days, upon notification that certain actions, such as amending or supplementing this Prospectus, are required in order to comply with federal or state securities laws.

     The Company has agreed to pay for certain costs and expenses incident to the issuance, offer, sale and delivery of the Shares, including, but not limited to, printing, legal and accounting expenses incurred by the Company, up to $5,000 in fees of counsel to the Selling Stockholders and registration and filing fees imposed by the Commission or Nasdaq. The Company also has agreed to indemnify the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act. The Company will not pay brokerage commissions or taxes associated with sales by the Selling Stockholders or any accounting and other advisory fees incurred by the Selling Stockholders.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby have been passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of CMG Information Services, Inc.
as of July 31, 1997 and 1996, and for each of the years in the three-year period ended July 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Accipiter, Inc. as of December 31, 1997 and 1996, and for the year ended December 31, 1997 and for the period from April 4, 1996 (inception) to December 31, 1996 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial statements and other matters. Reports and proxy and information statements filed with the Commission as well as copies of the Registration Statement, of which this Prospectus is a part, can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office,
7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Such reports and other information can also be reviewed on the Commission's web site (http://www.sec.gov).

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the Commission (File No. 0-22846) are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the year ended July 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1997,
January 31, 1998
and April 30, 1998; (iii) the Company's Current Report on Form 8-K filed with the Commission on July 1, 1998; (iv) the Company's Current Report on Form 8-K/A filed with the Commission on June 12, 1998 and (v) the description of the CMG Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on January 6, 1994.

     Each document filed by the Company subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated herein by reference or in any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any document described above (other than exhibits incorporated by reference into such document). Requests for such copies should be directed to CMG Information Services, Inc., 100 Brickstone Square, Andover, Massachusetts 01810; Attention:
Kathy Kuba, Telephone No. (978) 684-3600.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Expenses in connection with the offering of the Shares will be borne by the registrant and are estimated as follows:

          SEC Registration Fee..........  $ 1,043.34
          Legal fees and expenses.......  $15,000.00
          Accounting fees and expenses..  $ 3,000.00
          Miscellaneous expenses........  $ 1,956.66
                                          ----------
               Total....................  $21,000.00

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant except to the extent approved by a court. Article VII of the Registrant's Restated By-laws provides that the Registrant shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in
Article VII is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. Article VII also provides that the Registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant, as a director, trustee, partner, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by such person in any such capacity.

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Laws, Article EIGHTH of the Registrant's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Registrant and its stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to the Registrant or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

     The Registrant maintains an insurance policy on behalf of itself and its subsidiaries, and on behalf of the Directors and officers thereof, covering certain liabilities which may arise as a result of the actions of the Directors and officers.

ITEM 16.  EXHIBITS

     See Exhibit Index immediately following the signature page hereof.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the
-----------------
registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, the Commonwealth of Massachusetts, on October 7, 1998.

                                 CMG INFORMATION SERVICES, INC.


                            By:  /s/ Andrew J. Hajducky III
                                 -----------------------------------------------
                                 Andrew J. Hajducky III, Chief Financial Officer


                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated as of October 7, 1998.

SIGNATURE                     TITLE
---------                     -----

David S. Wetherell*           President, Chairman of the Board and
--------------------------    Chief Executive Officer
David S. Wetherell            (Principal Executive Officer)


/s/ Andrew J. Hajducky III    Chief Financial Officer
--------------------------    (Principal Financial Officer and
Andrew J. Hajducky III         Principal Accounting Officer)


William H. Berkman*           Director
--------------------------
William H. Berkman


Craig D. Goldman*             Director
--------------------------
Craig D. Goldman


John A. McMullen*             Director
--------------------------
John A. McMullen


Robert J. Ranalli*            Director
--------------------------
Robert J. Ranalli



*By: /s/ Andrew J. Hajducky III
    ---------------------------------
          Attorney-in-fact

                                 EXHIBIT INDEX
                                 -------------

 EXHIBIT
   NO.                            DESCRIPTION
 -------                          -----------
   4.1 Restated Certificate of Incorporation. Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, filed on November 10, 1993 (No. 33-71518), and incorporated herein by reference.

   4.2    Amendment to Restated Certificate of Incorporation.  Filed as
          Exhibit 3(i)(1) to the Registrant's quarterly report on Form 10-Q for the quarter ended April 30, 1996, and incorporated herein by reference.

   4.3 Restated By-Laws. Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, filed on November 10, 1993 (No. 33-71518), and incorporate herein by reference.

   5.1 Opinion of Palmer & Dodge LLP. Filed as Exhibit 5.1 to Amendment No. 1 of this Registration Statement.

  23.1 Consent of KPMG Peat Marwick LLP, independent accountants to the registrant. Filed herewith.

  23.2 Consent of KPMG Peat Marwick LLP, independent accountants to Accipiter, Inc. Filed herewith.

  23.3    Consent of Palmer & Dodge LLP (contained in Exhibit 5.1).

  24.1 Power of Attorney (included on the signature page of Amendment No. 1 of this Registration Statement).